Exhibit 8.1

SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

February 19, 2010	FOUNDED 1866

Churchill Downs Incorporated

700 Central Avenue

Louisville, KY 40208

Ladies and Gentlemen:

We have acted as counsel to Churchill Downs Incorporated (“Parent”), a Kentucky corporation, in connection with (i) the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 11, 2009, by and among Parent, Tomahawk Merger Corp. (“Merger Sub”), a Delaware corporation, Tomahawk Merger LLC (“Merger LLC”), a Delaware limited liability company, and Youbet.com, Inc. (“Company”), a Delaware corporation, and (ii) the preparation and filing of the related Registration Statement on Form S-4, which includes the Proxy Statement/Prospectus (as amended through the date hereof, the “Registration Statement/Prospectus”) filed with the Securities and Exchange Commission. Pursuant to the Merger Agreement, Merger Sub will merge with and into Company (the “Merger”), with Company as the surviving corporation (the “Surviving Corporation”). Immediately after the Merger, Parent will cause the Surviving Corporation to merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving. All capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Merger Agreement.

In rendering this opinion we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement and the related documents attached as exhibits to, or entered into in connection with, the Merger Agreement (collectively, the “Acquisition Agreements”), the Registration Statement/Prospectus and such other agreements, instruments, documents and records as we have deemed necessary or appropriate for the purposes of this opinion, including, but not limited to, certain representation letters received by us from each of Parent and Company dated the date hereof and referring to this opinion letter (the “Parent Tax Certificate” and “Company Tax Certificate,” respectively).

In rendering this opinion, we have assumed with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) the due authorization, execution and delivery of the Acquisition Agreements, (vi) the enforceability of the Acquisition Agreements, and (vii) that the Merger and the Subsequent Merger will be reported by Parent, Merger Sub, Merger LLC and Company on their respective federal income tax returns in a manner consistent with the opinions set forth below.

We have further assumed with your permission, without independent investigation or inquiry, (i) that all covenants and other undertakings by all parties to the Acquisition Agreements will be performed in accordance with their terms, (ii) that the transactions contemplated by the Acquisition Agreements will be consummated in accordance with the terms thereof, (iii) that none of the material terms and conditions of the Acquisition Agreements has been or will be waived or modified, (iv) the valid existence and good standing of all parties to the Acquisition Agreements, (v) that the Merger and Subsequent Merger will each qualify as a statutory merger under the applicable laws of the State of Delaware, (vi) that there are no documents or understandings between the parties that would alter or are inconsistent with the terms set forth in the Acquisition Agreements, and (vii) that the Continuity Requirement (as defined in the Merger Agreement) will be satisfied.

We have examined and relied as to factual matters upon, and have assumed the accuracy of, the representations and warranties contained in the Acquisition Agreements, the statements made in the Proxy Statement and the statements made in the certificates of public officials, officers and representatives of Parent, Company and others delivered to us. Without limiting the foregoing, we have assumed with your permission, without independent investigation or inquiry, that the factual representations made by Parent in the Parent Tax Certificate and by Company in the Company Tax Certificate were accurate and complete in all respects as of the time given and will continue to be accurate and complete in all respects as of the effective time of the Merger (as if made at the effective time of the Merger).

No assurance can be given as to the effect on this opinion if any of the foregoing assumptions should be inaccurate.

Based upon and subject to the foregoing and the assumptions, conditions, qualifications and limitations set forth herein, we are of the opinion that, under current law: (i) the Merger and the Subsequent Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) the discussion in the Registration Statement/Prospectus under the heading “Certain Material United States Federal Income Tax Consequences,” represents our opinion.

This opinion is based upon the Code, the Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. It should be noted that such laws, Treasury Regulations, judicial decisions, administrative interpretations and other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein, could affect our conclusions herein. No assurance can be given that the Internal Revenue Service will agree with this opinion or that, if the Internal Revenue Service were to take a contrary position, such position would not ultimately be sustained by the courts.

This opinion is limited to the U.S. federal tax issues specifically addressed herein, and no other opinion is implied or inferred. Other than as expressly stated above, we express no opinion regarding the tax treatment of the Merger or the Subsequent Merger under the laws of any state or local government within the United States or under the laws of any foreign country. Additionally, we express no opinion regarding any other tax consequences of the Merger or the Subsequent Merger, or on any issue relating to Parent, Company, Merger Sub or Merger LLC, or, in each case, to any investment therein or under any other law.

This opinion letter is rendered only to Parent in connection with the Merger and Subsequent Merger.

This opinion is rendered only as of the date hereof and could be affected by changes in facts, circumstances, law or the Acquisition Agreements, or other events or developments that hereafter may occur or be brought to our attention. We assume no responsibility to advise you or any other person of any such change, event, or development.

We hereby consent to the reference to this opinion letter in the Registration Statement/Prospectus, to the filing of this opinion letter as an exhibit to the Registration Statement/Prospectus and to the reference to our firm in the Registration Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent in required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ SIDLEY AUSTIN LLP